UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 7, 2006

SAXON CAPITAL, INC.
(Exact name of registrant as specified in its charter)

____

Maryland	**001-32447**	**30-0228584**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
4860 Cox Road, Suite 300 **Glen Allen, Virginia** (Address of principal executive offices)		**23060** (Zip Code)

Registrant's telephone number, including area code **(804) 967-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure

Saxon Capital, Inc. (the "Company") is furnishing the text of presentation materials, included as Exhibit 99.1 to this report, pursuant to the Securities and Exchange Commission's Regulation FD. The materials also will be posted to the Company's website at www.saxonmortgage.com. The presentation materials were prepared to be used by Company management beginning on February 7, 2006 in meetings with investors. This information is furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing. By filing this report on Form 8-K and furnishing this information, the Company makes no admission as to the materiality of any information in this report that is required to be disclosed solely by reason of Regulation FD.

Item 9.01. Financial Statements and Exhibits

(c) Exhibits

99.1 Text of presentation materials

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SAXON CAPITAL, INC.

By: /s/ Carrie Pettitt

Carrie Pettitt
Vice President, Controller

Date: February 7, 2006

INDEX TO EXHIBITS

Exhibits

Exhibit 99.1 Text of presentation materials.

EXHIBIT 99.1

Saxon Capital, Inc.

Investor Presentation

Forward Looking Statements

Certain information contained herein, reflecting our future plans and strategies, may constitute “forward-looking statements” that are based on current expectations and assumptions. These expectations and assumptions are subject to risks and uncertainty, which could affect our future plans. Saxon’s actual results and the timing and occurrence of expected events could differ materially from our plans and expectations due to a number of factors, such as changes in overall economic conditions and interest rates, and changes in the applicable legal and regulatory environment. Saxon undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.

Who We Are

Saxon Capital, Inc.

Saxon Mortgage, Inc.

Saxon Mortgage Services, Inc.

Taxable REIT Subsidiaries

SAXON

Qualified REIT Subsidiaries

Production

- Began in 1989
- $2.4 billion in production
- 46% wholesale, 23% retail and 31% correspondent
- Weighted average FICO of 616 and LTV of 79.1%

Servicing

- Began in 1963
- $26.4 billion servicing portfolio, including $20.2 billion of third-party loans
- Rated SQ2, Above Average and RPS2 by Moody's, S&P and Fitch, respectively for subprime servicing
- Serious delinquency of 6.3%
- Cost to service of 17 bps

Portfolio

- Began in 1989, with current portfolio beginning in 2001
- $6.2 billion owned portfolio
- Accounted for on-balance sheet
- Net charge-off rate of 0.6%

Note: As of or for the nine months ended September 30, 2005

What We Do

- We are a REIT that originates, purchases, securitizes and services non-conforming, subprime residential mortgage loans
- Mortgage loan production
  - Originate and purchase loans through wholesale, correspondent and retail channels
  - For nine months ended September 30, 2005, we originated $2.4 billion in mortgage loans
- Portfolio
  - Loans not sold on a whole loan basis are pooled together and sold into securitization trusts
  - Allows us to earn an interest spread over the life of the loans
  - As of September 30, 2005, our owned mortgage loan portfolio was $6.2 billion
- Mortgage Loan Servicing
  - We service our owned mortgage loan portfolio as well as loans owned by third parties
  - We collect a fee for this service averaging approximately 65 bps annually per loan
  - As of September 30, 2005, our servicing portfolio was $26.4 billion, of which $6.2 billion was owned by us and $20.2 billion were loans owned by third parties

Customer and origination profile (As of 9/30/05)

Average principal balance per loan	$144,000
Average FICO score	617
Combined weighted average initial Loan to Value (“LTV”)	78.28%
Percentage of fixed rate mortgages	32.24%
Percentage of adjustable rate mortgages	67.76%
Borrower purpose	
Cash-out refinance	71.18%
Purchase	21.31%
Rate or term refinance	7.51%

The Key Drivers of Success in Subprime Mortgage

Saxon Perspective on Factors Driving Profitability


Efficient
Cost to Originate
Low Cost
to Service
Liquidity
Improved Credit
Losses
Profitability &
Success
Saxon restructured its origination platform in 2005, combining back offices and removing excess retail branches, to improve ongoing efficiency
By leveraging its $20 billion third-party serviced portfolio, Saxon can service its own originations at a marginal cost
Uninterrupted access to the securitization market, committed warehouse lines and low cost of funds support Saxon's ability to grow its portfolio
Saxon's upfront investment in disciplined underwriting and ongoing diligence results in improved lifetime loan losses

Competitive Landscape

Mortgage Production

- $840 billion market *
- Key Competitors
  - Ameriquest, New Century, Countrywide and Option One
  - Intense price competition began among top competitors as interest rate cycle began to turn
  - Resulted in margin compression in Q3 and Q4 2005
- Saxon's Competitiveness
  - Achievement of economies of scale from recently-completed restructuring of wholesale and retail lending platforms
    - Centralized back-office and underwriting
    - Drives down cost to originate while maintaining credit discipline
  - Shifted from advertising methodology to marketing strategy
    - Identified sales process "fallout"
    - Migrated branding of retail channel to "Saxon" naming convention
    - Introduced a lead blend strategy

Mortgage Servicing

- Key Competitors
  - Ocwen, Litton Loan Servicing, Countrywide and Chase Manhattan Mortgage
- Saxon's Competitiveness
  - Rated "Above Average" or equivalent subprime mortgage servicer by all three rating agencies
  - Highly respected name by bond investors
  - Strong business relationships through Capital Markets & Treasury
  - Feedback to sellers on any loans with detected fraud
  - Ever-increasing economies of scale
  - Cost structure based on dollar amount per loan rather than as a percent of principal balance, which results in Saxon tending to win higher average balance pools
- Current Market Trends
  - Originators creating their own servicing companies (First Franklin)
  - Wall Street firms purchasing servicing companies (Merrill Lynch bought Wilshire)
  - Need for immediate access of information on loan portfolios

Source: National Mortgage News

Trends in the industry

Trends in the Subprime Mortgage Industry	What Saxon Has Done
■ Interest rates create cyclicality ■ Less focus on credit and underwriting ■ More focus on origination growth and market share ■ Irrational pricing from mid-2004 through Q4 2005	■ Saxon has not sacrificed underwriting discipline and has maintained pricing discipline ■ Continued upfront investment in credit and fraud detection
■ New affordability products bring outsized credit risk	■ I/Os are priced and viewed from a strict credit perspective ■ No options ARMs or negative amortization products
■ Mortgage banking model vs. portfolio model	■ Control servicing quality of owned portfolio internally
■ Focus on increasing efficiency in cost to originate	■ Technology investments

2006

- Significant amount of ARM product resets provides opportunity for volume recapture
- Return to credit and pricing rationalization
- Changes to ABS market and ratings forced in Q4 2005 take full effect

- **Compete through overall return, not just cost to originate**
- **Manage Company for the long-term**
- **Goal is to be the highest long-term value Company in the sector**

Saxon's Proven Track Record

Total Net Revenue (In Millions)



$135
$211
$235
$227
2002
2003
2004
LTM 9/30/05

Net Servicing Income (In Millions)



$22.9
$32.1
$33.6
$63.3
2002
2003
2004
LTM 9/30/05

Shareholders' Equity



$286
$345
$619
$660
2002
2003
2004
9/30/05

Return on Average Equity



10.2%
20.6%
21.9%
19.3%
2002
2003
2004
LTM 9/30/05

Saxon Consistently Beats Benchmark in Credit Performance

Delinquency By FICO Band (Vintage 2004)[1]



Benchmark
Saxon
15.00%
12.00%
9.00%
6.00%
3.00%
0.00%
(3.00%)
<500
500–519
520–539
540–559
560–579
580–599
600–619
620–639
640–659
660–679
>680

Difference:	8.65%	(1.55%)	1.46%	2.93%	1.52%	3.34%	1.92%	2.10%	0.75%	0.69%	0.50%

[1] 60+ day delinquency using OTS method

Note: Benchmark securities consist of ABFC, ABS, ACE, Ameriquest, ARC, Argent, Bear Stearns, C-Bass, Centex, Chase Funding, Countrywide, CSFB, Delta, DLJ, Equicredit, Equity One, Fieldstone, First Franklin, Fremont, GSAMP/GSMPS, Long Beach, MASTR, Merrill Lynch, Morgan Stanley, New Century, Option One, Park Place, RFC Ramp, RFC RASC, SAIL, SASCO

Graph created by Saxon using information from TrueStandings, a product of LoanPerformance

Production Overview

Production ($ Millions)



Wholesale
Correspondent
Retail
$2,295
$2,844
$3,492
$3,400
28%
27%
45%
27%
32%
41%
28%
29%
43%
24%
32%
44%
2002
2003
2004
LTM 9/30/05

Change in Strategy in 2005

- Restructured retail business platform
- Successfully merged wholesale and retail operations
- Completed implementation of score based lending
- Increased volume per FTE across all channels
- Significant progress in upgrading production staff
- Expanded and integrated new marketing function
- Outsourced loan document compliance and delivery
- Enhanced utilization of technology
- Successfully introduced a variety of new products
- Shifted from advertising methodology to marketing strategy

Production by Credit Score

Credit Score Migration (As of September 30, 2005)



< 525
526 - 550
551 - 600
601 - 650
> 650
29.2%
24.6%
29.3%
11.1%
5.9%
44.3%
20.6%
23.2%
7.4%
4.2%
31.1%
30.9%
23.4%
7.8%
6.4%
26.2%
34.0%
27.1%
7.3%
5.3%
2002
2003
2004
YTD 2005

Portfolio Geographic Dispersion



WA
OR
CA
NV
ID
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
GA
FL
SC
NC
VA
WV
MD
PA
NY
VT
NH
ME
MA
CT
RI
DC
AK
HI
CA = 22%
5.0 - 9.0 %
3.0 - 5.0 %
2.0 - 3.0 %
1.0 - 2.0 %
.05 - 1.0 %
.01 - .05 %

Note: As of September 30, 2005

Mortgage Loan Servicing

Serviced Portfolio ($ Billions)



Owned
Third Party
CAGR = 45%
$4.7
$1.8
$4.1
$3.5
$5.2
$4.7
$14.2
$6.0
$20.2
$6.2
77%
23%
2001
2002
2003
2004
9/30/2005

- Total portfolio growth 31% during 2005
- Portfolio performance
  - Delinquency 60+ 6.26%[1]
  - Loss Severity 36.99%
- Cost to service 17 bps vs. 34 bps for Ocwen[2]
- Established second servicing site
- 39 training hours per FTE

1 MBA method

2 Source: Ocwen public filings for Residential Mortgage Servicing segment for the nine months ended September 30, 2005

Owned Mortgage Loan Portfolio

($ Billions)



CAGR = 39%
$1.8
$3.5
$4.7
$6.0
$6.2
2001
2002
2003
2004
9/30/2005

Performance: Static Pool Delinquency and Losses

Static Pool Delinquency By Year of Origination



35%
30%
25%
20%
15%
10%
5%
0%
Serious Delinquency %
2000
2001
1999
2002
2003
1998
2004
1996-97
2005
1 8 15 22 29 36 43 50 57 64 71 78 85 92 99
Time (in months)

Outstanding Portfolio Balance by Year:

1996 – 2000 = 8.0%
2003 = 14.8%
2001 = 4.8%
2004 = 33.6%
2002 = 7.3%
2005 = 31.5%

Static Pool Losses By Year of Origination



5.50%
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
% of Original Balance
2000
1999
1998
2001
1997
1996
2002
2003
2004
8 16 24 32 40 48 56 64 72 80 88 96 104 112
Time (in months)

Total Cumulative Losses:

1998 = 4.08%
2001 = 3.56%
2004 =0.04%
1999 = 5.05%
2002 = 1.47%
2000 = 5.47%
2003 = 0.34%

Note: All information is as of September 30, 2005

Loss Severity


Decline In Asset Value
Liquidation Expenses
Interest Advances
Loss Severity
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
597
1,182
520
650
1,119
1,022
605
668
732
633
444
216
259
133
65
86
70
22
5
2
Loans in a security
4,726 8,735 3,726 4,695 7,821 6,861 4,433 4,697 5,768 5,846 7,249 4,613 7,049 4,887 3,667 6,311 7,544 7,623 5,490 4,369
1999-02
1999-03
1999-05
2000-01
2000-02
2000-03
2000-04
2001-01
2001-02
2001-03
2002-01
2002-02
2002-03
2003-01
2003-02
2003-03
2004-01
2004-02
2004-03
2005-02

Note: As of September 30, 2005

Summary

Strong Management

- Saxon's management team has one of the strongest reputations in the industry
- Team is made up of seasoned professionals in the mortgage industry

Existing Portfolio

- Saxon has been building its on-balance sheet portfolio since 2001
- Portfolio at 9/30/05 is $6.2 billion

Servicing Platform

- Saxon has a servicing platform that is highly rated and scalable
- Servicing business will produce stable cash flow and offset any slowdown in mortgage originations

Discipline

- Saxon has a culture of discipline in growth, credit, and servicing
- Creating assets for our balance sheet and managing a REIT require similar discipline